SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          GREAT AMERICAN BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common, Stock Value - $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38982K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Daniel Churchill, Esq.
                              Churchill & Churchill
                    1610 Fifth Avenue, Moline, Illinois 61265
                                 (309) 762-3643
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 12, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             (Page 1 of 4 Pages)

                                  SCHEDULE 13D

CUSIP NO. 38982K107                                          PAGE  2  OF 4 PAGES

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Daniel Churchill
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]


                                                                        (b)  [ ]
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*

                     PF
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(E)
--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------

                                  7     SOLE VOTING POWER

                                              48,498 shares
                                  ----------------------------------------------

          NUMBER OF SHARES        8     SHARED VOTING POWER
        BENEFICIALLY OWNED
         BY EACH REPORTING        ----------------------------------------------
           PERSON WITH
                                  9     SOLE DISPOSITIVE POWER

                                              48,498 shares
                                  ----------------------------------------------

                                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     48,498
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.90%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP NO.  38982K107                                           PAGE 3 OF 4 PAGES

         This statement ("Amendment No. 2") amends the Schedule 13D originally filed on June 4, 1996, and as amended on August 30, 1996, by Daniel Churchill (the "Reporting Person") with respect to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Great American Bancorp, Inc. (the "Company"). The Schedule 13D is amended only to the extent set forth below.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) The Reporting Person beneficially owns 48,498 shares, representing 2.90% of the outstanding shares of the Company based upon reported outstanding shares on December 31, 1997 of 1,671,977, as reported on the Company's Current Report on Form 8-K dated January 13, 1998.

         (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a).

         (c) The Reporting Person sold 60,000 shares of the Common Stock of the Company on February 12, 1998 at a price of $21.00 per share. The sale was effected in the over-the-counter market through a standard brokerage account maintained by Illinois Holding Company. There has been no other transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

         (e) As a result of the sale of 60,000 shares of the Common Stock of the Company, the Reporting Person's beneficial ownership interest in the Company has decreased to 2.90%, effective February 12, 1998.

                                  SCHEDULE 13D

CUSIP NO. 38982K107                                            PAGE 4 OF 4 PAGES

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 20, 1998
                                             -----------------------------------
                                             (Date)


                                             /s/ Daniel Churchill
                                             -----------------------------------
                                             (Signature)


                                             Daniel Churchill
                                             -----------------------------------
                                             (Name and Title)